FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

Pan American Silver Corp

(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Geoff Burns

(Signature)

Geoff Burns, President and CEO

Date: July 28, 2005

Geoff Burns, President and CEO

July 28, 2005

PAN AMERICAN SILVER REPORTS IMPROVED RESULTS
IN SECOND QUARTER

(all amounts in US Dollars unless otherwise stated)

SECOND QUARTER HIGHLIGHTS

•

Silver production increased 24% over second quarter 2004 to 3.1 million ounces.

•

Cash production cost of $4.48/oz in second quarter increased over 2004 ($4.09/oz), but decreased over first quarter.

•

Cash flow from operations before changes in non-cash working capital increased 73% to $3.5 million versus $2.0 million in 2004.

•

Mine operating earnings grew 27% to $3.1 million versus $2.4 million in 2004.

•

Consolidated revenue of $23.9 million increased 14% over second quarter 2004.

•

Net earnings for the quarter were $24,000 versus $1.3 million in 2004.

•

Significantly increased reserves and resources at Morococha.

•

Plan approved to resume sulphide production at La Colorada.

•

San Vicente agreement signed; mining restarts; mill production deferred until 2006.

•

Alamo Dorado construction on schedule and on budget.

FINANCIAL RESULTS

Pan American Silver Corp.’s (NASDAQ: PAAS; TSX: PAA) consolidated revenue for the second quarter of 2005 was $23.9 million, a 14% increase over 2004 due to the addition of production from the Morococha mine in Peru acquired in the third quarter of 2004. Cash flow from operations before changes in working capital totaled $3.5 million versus $2.0 million in 2004 due to increased silver and base metal production and higher realized silver prices. Mine operating earnings in the quarter increased to $3.1 million from $2.4 million in the year-earlier period, due to the contribution of earnings from Morococha and improved production at La Colorada.

While consolidated cash production costs increased 10% over the second quarter of 2004, they declined slightly from the first quarter of 2005. All operations continue to be affected by higher energy and labour costs. However, expected increases in silver production at Quiruvilca and Huaron should help reduce unit costs over the remainder of the year.

Pan American recorded net earnings of $24,000 in the second quarter versus net earnings of $1.3 million in the corresponding period of 2004. The addition of good earnings from the Morococha mine was more than offset by three factors not present in the corresponding period of 2004: First, charges for Peruvian income taxes, Workers’ Participation costs and the 1% net smelter royalty tax totaling $1.5 million; second, higher energy and labour costs which increased unit production costs; and third, a decreased contribution from the low-cost silver stockpile operation.

Consolidated silver production in the second quarter totaled 3,088,667 ounces, a 24% increase over the second quarter of 2004, due primarily to the addition of production from the

Morococha mine and increased production at the La Colorada mine in Mexico, offset by lower production at the Silver Stockpiles and Huaron. Zinc production in the quarter increased 26% over 2004 levels to 9,246 tonnes due to the addition of production from Morococha, while lead production dropped 12% to 3,703 tonnes due to lower grades at Huaron and Quiruvilca. Copper production rose 60% to 1,051 tonnes due to the addition of production from Morococha and higher copper grades at Huaron.

For the six months ended June 30, 2005, consolidated revenue totaled $51.0 million, a 41% increase over the first six months of 2004, due primarily to increased production and increased realized silver prices. In the first six months, the Company’s net loss totaled $2.9 million, versus net earnings of $0.9 million in the year-earlier period.

Consolidated silver production in the first half of 2005 totaled 6,084,369 ounces, a 25% increase over the first half of 2004. Zinc production in the half also climbed 25% to 18,117 tonnes, while lead production decreased 9% to 7,378 tonnes and copper production rose 56% to 1,978 tonnes.

At June 30, 2005 working capital was $96.6 million, including cash and short-term investments of $78.9 million. Working capital is $9.7 million less than at March 31, 2005 due primarily to expenditures on the construction of the Alamo Dorado silver project in Mexico.

Geoff Burns, President and CEO of Pan American Silver stated that “This was a solid quarter. We increased silver production 24%, we generated tremendous exploration success and we made excellent progress on the building of our next mine, Alamo Dorado, which is gearing up exactly according to plan. I am pleased with the exceptional performances at Morococha and La Colorada, but we still have work to do at Huaron.”

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

PERU

The Morococha mine (87% owned) recorded an excellent quarter and produced 691,612 net ounces of silver at a cash cost of $2.78/oz. Increased throughput, higher ore grades and better metal recoveries all contributed to the outstanding performance. Much of the Company’s exploration drilling in the second quarter was focused on Morococha in order to exploit the mine’s significant long-term potential. To date this year, 14,000 meters of drilling have added 1.23 million tonnes grading 170 g/tonne silver in new proven and probable mineral reserves, containing an additional 6.4 million ounces of silver. Total proven and probable mineral reserves at Morococha now stand at 3.3 million tonnes grading 207 g/tonne silver, for 21.9 million contained ounces of silver (19.0 million ounces Pan American’s share). The mine also contains an additional 11 million ounces of silver in measured and indicated resources, and 71.9 million ounces in inferred resources, as announced on July 21, 2005. Further drilling in 2005 is expected to convert previously delineated resources into additional proven and probable reserves.

The Quiruvilca mine produced 580,999 ounces of silver in the second quarter, a 3% increase over the first quarter of 2005. Cash costs were $4.46/oz, but are expected to decrease over the remainder of the year as production rises to the forecast 2.3 million ounces. A new conveyor system has been installed on the key 340 level of the mine which is expected to increase production levels and lower unit costs.

The Huaron mine produced 922,643 ounces of silver in the second quarter, a 4% improvement over first-quarter levels. Cash costs rose over 2004 levels due primarily to lower zinc production caused by lower zinc grades and recovery rates in the ore currently being mined. Metallurgical testing is underway to determine how to increase zinc recoveries to historical levels. A number of production initiatives implemented in the last six months are expected to improve Huaron’s performance over the remainder of the year.

In the second quarter the Silver Stockpile operation sold 150,016 ounces of silver, versus 261,746 ounces in the second quarter of 2004 due to decreased demand for the ore from the Doe Run smelter in Peru. Production costs rose as a reflection of the royalty now being paid to the Peruvian company Volcan under the operation’s purchase agreement.

MEXICO

The performance of the La Colorada mine continued to improve in the second quarter with record production of 743,397 ounces of silver, bringing its total for the year to 1,432,016 ounces. Cash costs declined to $5.39/oz from $6.82/oz in the corresponding period of 2004. Due to more selective mining methods the operation has increased production by 57% over the first half of 2004 while mining only 9% more tonnes of ore. In the second quarter the operation also completed a plan for the resumption of mining of sulphide ore, which had ceased due to excess water. Mining and stockpiling of sulphide ore will commence immediately with the restart of the sulphide processing plant scheduled for February, 2006. Mining the sulphides will add approximately 0.9 million ounces of silver annually to production at a cash cost of $2.20/oz, substantially decreasing the mine’s overall unit costs.

Construction of the Alamo Dorado mine, which commenced in the first quarter of 2005, is on schedule and on budget. Commercial production of 5 million ounces of silver annually is expected to begin in late 2006. All critical equipment has been secured and key members of the operations team have been hired. Design work on the operation is approximately 40% complete. Construction activities are well underway, including site clearing, roadwork, the installation of temporary power and the erection of the truck maintenance and warehouse facility. During the quarter, the Company spent $5.6 million, with an additional $33.5 million expected to be spent over the remainder of 2005.

ARGENTINA

The feasibility study on the 50% owned Manantial Espejo joint venture in Argentina continues to progress and remains on target for completion in the fourth quarter. Exploration and infill drilling programs completed in the first half of the year have allowed for the refinement of mining methods and have significantly increased the joint venture’s confidence in the overall resource estimate, but have not materially increased the project resources as stated at December 31, 2004. The project is expected to produce in excess of 3.7 million ounces of silver and 56,000 ounces of gold annually. As part of the completion of the feasibility study, capital and operating cost estimates are being reviewed to identify opportunities to optimize project economics, including the negotiation of power and infrastructure programs with the Argentine government. An Environmental Impact Study is also underway to secure the necessary mine development permits.

BOLIVIA

During the second quarter, Pan American finalized agreements outstanding with state mining company Comibol and as a result is now planning to refurbish the existing Vetillas mill at San Vicente rather than toll milling at another facility. The refurbishment of the Vetillas mill will allow production at San Vicente to increase to approximately 2.6 million ounces of silver annually, reducing operating costs and improving profitability. Pan American began stockpiling ore in July in anticipation of commencing operations in the first quarter of 2006. Consequently, the 735,000 ounces originally forecast to be produced this year have been deferred until 2006. Pan American now estimates production for 2005 to be 12.5 million ounces of silver versus the 13.6 million ounces forecast in January, but much of this shortfall will be made up with higher production in 2006.

SILVER MARKETS

The silver price remained volatile in the second quarter, ranging from a low of $6.85/oz to a high of $7.53/oz, although it opened and closed at $7.10/oz, near its average for the quarter of $7.16/oz. The 2005 World Silver Survey, released in May by Gold Fields Mineral Services, continued to support a bullish case for higher silver prices, citing strong physical off take for industrial applications and jewelry against declining scrap supply and government sales. However, the dominant driver for the price increases sustained since 2003 has been investment demand for silver. According to GFMS, investors are once again viewing silver as a viable asset class and the trend toward buying silver as a commodity is expected to remain strong, likely bolstered by the announcement that an Exchange Traded Fund in silver is being launched by Barclays. A summary of the Survey is available on the homepage of Pan American’s website at www.panamericansilver.com.

Pan American will host a conference call to discuss the results today at 8:30 am Pacific time. North American residents dial toll-free to 1-877-825-5811.  International participants please dial 1-973-582-2767. The call may also be accessed from the home page of the Company’s website at www.panamericansilver.com. It will be available for replay for one week after the call by dialing 1-877-519-4471 and using replay pin number 6258416.

For More Information, please contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

www.panamericansilver.com

- End -

CAUTIONARY NOTE

SOME OF THE STATEMENTS IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS, SUCH AS ESTIMATES OF FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, EXPECTED TRENDS IN MINERAL PRICES AND STATEMENTS THAT DESCRIBE PAN AMERICAN'S FUTURE PLANS, OBJECTIVES OR GOALS.  ACTUAL RESULTS AND DEVELOPMENTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY THESE STATEMENTS DEPENDING ON SUCH FACTORS AS CHANGES IN GENERAL ECONOMIC CONDITIONS AND FINANCIAL MARKETS, CHANGES IN PRICES FOR SILVER AND OTHER METALS , TECHNOLOGICAL AND OPERATIONAL HAZARDS IN PAN AMERICAN'S MINING AND MINE DEVELOPMENT ACTIVITIES, UNCERTAINTIES INHERENT IN THE CALCULATION OF MINERAL RESERVES, MINERAL RESOURCES AND METAL RECOVERIES, THE TIMING AND AVAILABILITY OF FINANCING, GOVERNMENTAL AND OTHER APPROVALS, POLITICAL UNREST OR INSTABILITY IN COUNTRIES WHERE PAN AMERICAN IS ACTIVE, LABOR RELATIONS AND OTHER RISK FACTORS LISTED FROM TIME TO TIME IN PAN AMERICAN’S FORM 40-F.

Financial & Operating Highlights

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net income (loss) for the period	$24	$1,287	$(2,864)	$921
Income/(Loss) per share	$0.00	$(0.12)	$(0.04)	$(0.17)
Cash flow from (used by) operations	$1,348	$495	$4,080	$102
Capital spending	$14,090	$2,983	$24,093	$6,562
Exploration expenses	$885	$1,137	$2,309	$1,665
Cash and short-term investments	$78,941	$98,136	$78,941	$98,136
Working capital	$96,648	$114,655	$96,648	$114,655

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	418,422	307,096	815,015	602,563
Silver metal - ounces	3,088,667	2,495,798	6,084,369	4,884,636
Zinc metal - tonnes	9,246	7,349	18,117	14,522
Lead metal - tonnes	3,703	4,198	7,378	8,089
Copper metal - tonnes	1,051	656	1,978	1,270

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$4.48	$4.09	$4.50	$3.94
Total production cost per ounce	$5.83	$5.14	$5.83	$5.05

In thousands of US dollars
Direct operating costs, royalties, treatment
and refining charges	$29,954	$20,032	$58,786	$39,382
By-product credits	(17,273)	(11,277)	(33,835)	(22,678)
Cash operating costs	12,681	8,755	24,951	16,704
Depreciation, amortization & reclamation	3,823	2,256	7,393	4,708
Production costs	$16,504	$11,010	$32,344	$21,412

Payable ounces of silver (used in cost per ounce calculations)	2,831,511	2,142,515	5,549,584	4,243,810

Average Metal Prices
Silver - London Fixing	$7.16	$6.25	$7.06	$6.47
Zinc - LME Cash Settlement per pound	$0.58	$0.47	$0.59	$0.48
Lead - LME Cash Settlement per pound	$0.45	$0.37	$0.45	$0.38
Copper - LME Cash Settlement per pound	$1.54	$1.26	$1.51	$1.25

Mine Operations Highlights

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004
Huaron Mine

Tonnes milled	159,219	166,675	305,229	314,480
Average silver grade - grams per tonne	212	233	215	231
Average zinc grade	2.88%	3.29%	2.95%	3.28%
Silver – ounces	922,643	1,100,072	1,806,790	2,063,788
Zinc – tonnes	3,065	4,225	6,244	8,020
Lead – tonnes	1,621	3,175	3,525	5,845
Copper – tonnes	496	372	877	759

Total cash cost per ounce	$5.24	$3.77	$4.99	$3.92
Total production cost per ounce	$6.45	$4.99	$6.19	$5.15

In thousands of US dollars
Direct operating costs, royalties, treatments and
refining charges	$10,754	$10,823	$21,000	$20,970
By-product credits	(6,366)	(7,030)	(12,806)	(13,563)
Cash operating costs	4,388	3,793	8,194	7,407
Depreciation, amortization and reclamation	1,018	1,232	1,962	2,337
Production costs	$5,406	$5,025	$10,156	$9,744

Payable ounces of silver (used in cost per ounce calculation)	837,864	1,066,816	1,640,658	1,890,662

Quiruvilca Mine

Tonnes milled	90,328	93,745	180,253	185,965
Average silver grade - grams per tonne	229	237	226	236
Average zinc grade	3.06%	3.53%	3.13%	3.76%
Silver - ounces	580,999	621,311	1,144,386	1,238,201
Zinc - tonnes	2,323	2,850	4,774	6,075
Lead - tonnes	668	977	1,349	2,108
Copper - tonnes	321	267	643	490

Total cash cost per ounce	$4.46	$3.74	$4.34	$3.35
Total production cost per ounce	$5.00	$4.02	$4.88	$3.63

In thousands of US dollars
Direct operating costs, royalties, treatments and
and refining charges	$6,670	$6,173	$13,338	$12,384
By-product credits	(4,252)	(4,015)	(8,717)	(8,531)
Cash operating costs	2,418	2,158	4,621	3,853
Depreciation, amortization and reclamation	292	162	583	325
Production costs	$2,710	$2,320	$5,204	$4,178

Payable ounces of silver (used in cost per ounce calculation)	541,793	577,264	1,065,874	1,149,619

	Three months ended			Six months ended
	June 30			June 30
	2005	2004		2005	2004
Morococha Mine*

Tonnes milled	116,542		N/A	227,070		N/A
Average silver grade - grams per tonne	218		N/A	220		N/A
Average zinc grade	4.27%		N/A	4.17%		N/A
Silver - ounces	691,612		N/A	1,345,147		N/A
Zinc - tonnes	3,857		N/A	7,099		N/A
Lead - tonnes	1,414		N/A	2,504		N/A
Copper - tonnes	234		N/A	458		N/A

Total cash cost per ounce	$2.78	$	N/A	$3.25	$	N/A
Total production cost per ounce	$4.49	$	N/A	$4.98	$	N/A

In thousands of US dollars
Direct operating costs, royalties, treatments and
and refining charges	$8,074	$	N/A	$15,626	$	N/A
By-product credits	(6,334)		N/A	(11,679)		N/A
Cash operating costs	1,740		N/A	3,947		N/A
Depreciation, amortization, reclamation	1,071		N/A	2,102		N/A
Production costs	$2,811	$	N/A	$6,049	$	N/A

Payable ounces of silver (used in cost per ounce calculations)	626,139		N/A	1,213,823		N/A

*The company acquired the Morococha Mine on July 1, 2004. Production costs and other amounts are for Pan American’s share only. Pan American’s share increased from 86% to 87% during the quarter

La Colorada Mine

Tonnes milled	52,333		38,347	99,463		91,389
Average silver grade - grams per tonne	556		480	553		437
Silver - ounces	743,397		415,828	1,432,016		910,590
Zinc - tonnes			34			122
Lead - tonnes			46			136

Total cash cost per ounce	$5.39		$6.82	$5.48		$6.09
Total production cost per ounce	$7.34		$8.92	$7.40		$8.38

In thousands of US dollars
Direct operating costs, royalties, treatments and
and refining charges	$4,319		$3,027	$8,466		$6,007
By-product credits	(321)		(232)	(636)		(585)
Cash operating costs	3,998		2,795	7,830		5,422
Depreciation, amortization, reclamation	1,443		861	2,747		2,047
Production costs	$5,441		$3,656	$10,577		$7,469

Payable ounces of silver (used in cost per ounce calculations)	741,538		409,742	1,428,436		890,842

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004
Silver Stock Piles

Tonnes sold	13,675	21,991	31,412	44,836
Average silver grade - grams per tonne	341	370	353	380
Silver - ounces	150,016	261,746	356,030	548,311

Total cash cost per ounce	$1.63	$0.06	$1.78	$0.07
Total production cost per ounce	$1.63	$0.06	$1.78	$0.07

In thousands of US dollars
Direct operating costs, royalties, treatments and
and refining charges	$137	$9	$358	$21
By-product credits	-	-	-	-
Cash operating costs	137	9	358	21
Depreciation, amortization, reclamation	-	-	-	-
Production costs	$137	$9	$358	$21

Payable ounces of silver (used in cost per ounce calculations)	84,177	148,693	200,793	312,687

San Vicente Mine**

Tonnes milled	-	8,329	-	10,729
Average silver grade - grams per tonne	-	424	-	422
Average zinc grade – percent	-	3.63%	-	3.65%
Silver - ounces	-	96,841	-	123,747
Zinc - tonnes	-	240	-	306
Copper - tonnes	-	17	-	21

** Pan American does not include San Vincente production in its cost per ounce calculations.  The production statistics represent Pan American’s 50 % interest in the mine.

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(In thousands of US dollars)

	June 30 2005	Dec. 31 2004
	(Unaudited)	(Audited)
Assets
Current
Cash and cash equivalents	$23,448	$28,345
Short-term investments	55,493	69,791
Accounts receivable, net of $Nil provision for doubtful accounts	20,070	25,757
Inventories	12,818	10,674
Prepaid expenses	2,584	1,684
Total Current Assets	114,413	136,251

Mineral property, plant and equipment, net (note 3)	116,231	104,647
Investment and non-producing properties (note 4)	133,390	125,863
Direct smelting ore	2,449	2,671
Other assets	532	647
Total Assets	$367,015	$370,079

Liabilities
Current
Accounts payable and accrued liabilities	$17,024	$20,331
Advances for metal shipments	367	652
Current portion of bank loans and capital lease	-	134
Current portion of non-current liabilities	374	479
Total Current Liabilities	17,765	21,596

Liability component of convertible debentures	105	134
Provision for asset retirement obligation and reclamation (note 3)	32,455	32,012
Provision for future income taxes	32,907	33,212
Other liabilities and provisions	1,648	1,144
Severance indemnities and commitments	1,153	398
Non-controlling interest	1,612	1,379
Total Liabilities	87,645	89,875

Shareholders’ Equity
Share capital (note 5)
Authorized:
100,000,000 common shares of no par value
Issued:
December 31, 2004 - 66,835,378 common shares
June 30, 2005 – 66,987,124 common shares	382,199	380,571
Equity component of convertible debentures	636	633
Additional paid in capital	11,378	10,976
Deficit	(114,843)	(111,976)
Total Shareholders’ Equity	279,370	280,204
Total Liabilities and Shareholders’ Equity	$367,015	$370,079

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statements of Operations

(Unaudited - in thousands of US Dollars, except for shares and per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004

Revenue	$23,905	$20,950	$50,986	$36,101
Operating costs	(18,417)	(16,531)	(40,797)	(27,699)
Depreciation and amortization	(2,415)	(2,008)	(5,633)	(4,153)
Mine operating earnings	3,073	2,411	4,556	4,249

General and administrative, including stock-based compensation	1,751	1,886	3,313	3,129
Exploration	885	1,137	2,309	1,665
Asset retirement and reclamation	412	301	939	603
Interest and financing expenses	93	289	186	757
Operating (loss)	(68)	(1,202)	(2,191)	(1,905)
Investment and other income	990	2,489	1,248	2,826
Income (loss) before taxes and non-controlling interest	922	1,287	(943)	921
Income tax provision	(746)	-	(1,688)	-
Non-controlling interest	(152)	-	(233)	-
Net income (loss) for the period	$24	$1,287	$(2,864)	$921

Attributable to common shareholders:

Net income (loss) for the period	$24	$1,287	$(2,864)	$921
Charges relating to conversion of convertible debentures		(8,464)		(8,464)
Accretion of convertible debentures	0	(718)	(3)	(2,838)
Adjusted net income (loss) for the period attributable to common shareholders	$24	$(7,895)	$(2,867)	$(10,381)

Basic and fully diluted income/(loss) per share	$0.00	$(0.12)	$(0.04)	$(0.17)

Weighted average shares outstanding	66,926,686	65,073,833	66,905,637	59,564,028

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statement of Cash Flows

(Unaudited – in thousands of US dollars)

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004
Operating activities
Net (loss) income for the period	$24	$1,287	$(2,864)	$921
Reclamation expenditures	(225)	(230)	(500)	(592)
Items not involving cash
Depreciation and amortization	2,418	2,008	5,633	4,153
Gain on sale of marketable securities
Non-controlling interest	152	-	233	-
Interest accretion on the convertible debentures	-	97	-	366
Debt settlement expense	-	1,208	-	1,208
Gain on sale of concessions	-	(3,583)	-	(3,583)
Compensation expense	421	245	421	245
Stock-based compensation	284	684	581	1,124
Asset retirement and reclamation	412	301	939	603
Changes in non-cash operating working capital items (note 6)	(2,138)	(1,522)	(363)	(4,343)
Cash generated by operations	1,348	495	4,080	102

Financing activities
Shares issued for cash	282	943	1,201	61,005
Share issue costs	-	(96)		(180)
Convertible debentures payments	-	(11,213)		(13,520)
Repayment of short-term loans and capital lease	(285)	(12,689)	(285)	(13,096)
Cash (used in) generated by financing activities	(3)	(23,055)	916	34,209

Investing activities
Mineral property, plant and equipment expenditures	(8,631)	(2,665)	(15,387)	(6,008)
Investment and non-producing property expenditures	(5,459)	(318)	(8,706)	(554)
(Maturity of short-term investments	18,466	10,434	13,798	10,456
Proceeds from sale of assets	-	3,583	500	3,583
Other	(174)	(2,000)	(98)	(2,000)
Cash generated by (used in) investing activities	4,202	9,034	(9,893)	5,477

Increase/(decrease) in cash and cash equivalents during the period	5,547	(13,526)	(4,897)	39,788
Cash and cash equivalents, beginning of period	17,901	67,505	28,345	14,191
Cash and cash equivalents, end of period	$23,448	$53,979	$23,448	$53,979

Supplementary Disclosures
Interest paid	$-	$-	$18	$391

Taxes paid	$2,906	$-	$3,111	$-

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Shareholders’ Equity
(in thousands of US dollars, except for amounts of shares)

	Common Shares		Convertible	Additional
	Shares	Amount	Debentures	Paid in Capital	Deficit	Total
Balance, December 31, 2003	53,009,851	$225,154	$66,735	$12,752	$(120,543)	$184,098
Issued on the exercise of stock options	785,095	9,437	-	(3,965)	-	5,472
Issued on the exercise of share purchase warrants	544,775	1,965	-	-	-	1,965
Stock-based compensation	-	-	-	2,189	-	2,189
Issued for cash, net of issue costs	3,333,333	54,820	-	-	-	54,820
Accretion of convertible debentures	-	-	2,871	-	(2,871)	-
Issued on the conversion of convertible debentures	9,145,700	88,950	(68,973)	-	(8,464)	11,513
Issued as compensation	16,624	245	-	-	-	245
Net income for the year	-	-	-	-	19,902	19,902
Balance, December 31, 2004	66,835,378	380,571	633	10,976	(111,976)	280,204
Issued on the exercise of stock options	120,325	1,190	-	-	-	1,190
Issued on the exercise of share purchase warrants	1,181	11	-	-	-	11
Stock-based compensation	-	-	-	581	-	581
Accretion of convertible debentures	-	-	3	-	(3)	-
Assigned value of exercised options	-	7	-	(7)	-	-
Issued as compensation	30,240	420	-	-	-	420
Other	-	-	-	(172)	-	(172)
Net loss for the period	-	-	-	-	(2,864)	(2,864)
Balance, June 30, 2005	66,987,124	$382,199	$636	$11,378	$(114,843)	$279,370

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2005 and 2004 and for the three month and six month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

1.

Nature of Operations

Pan American Silver Corp (the “Company”) is engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company has mining operations in Peru, Mexico and Bolivia, project development activities in Argentina, Mexico and Bolivia, and exploration activities in Peru, Bolivia, Argentina, Mexico and the United States of America.

2.

Summary of Significant Accounting Policies

a)

Basis of Presentation: The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 2005 and 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The consolidated balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Pan American Silver Corp. (the “Company”) Annual Report for the year ended December 31, 2004.

b)

Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects

Pan American Silver S.A.C.	Peru	100%	Consolidated	Quiruvilca Mine
Compañía Minera Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	87.4%	Consolidated	Morococha Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Minera Corner Bay	Mexico	100%	Consolidated	Alamo Dorado Project

Inter-company balances and transactions have been eliminated in consolidation. Investments in corporate joint ventures where the Company has ownership of 50% or less and funds its proportionate share of expenditures are accounted for under the equity method. The Company has no investments in entities in which it has greater than 20% ownership interest accounted for using the cost method.

c)

Revenue Recognition: Revenue is recognized when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Under our concentrate sales contracts with third-party smelters, final commodity prices are set on a specified future quotational period (typically one to three months) after the shipment arrives at the smelter based on market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract.

Third party smelting and refining costs are recorded as a reduction of revenue.

d)

Cash and Cash Equivalents: Cash and cash equivalents includes cash, bank deposits, and all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and cash equivalents with major international banks and financial institutions located principally in Canada and Peru with a minimum credit rating of A1 as defined by Standard & Poor’s. The Company’s management believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value.

e)

Short-term Investments: Short-term investments principally consist of highly-liquid debt securities with original maturities in excess of three months and less than one year.  These debt securities include corporate bonds with S & P rating of A- to AAA with an overall average of single A high. The Company classifies all short-term investments as available-for-sale securities. Unrealized gains and losses on these investments are lower of cost and marked to market at the end of each period and are included in determining net income/ (loss).

f)

Inventories: Inventories include concentrate ore, dorè, ore in stockpiles and operating materials and supplies. The classification of ore inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out method. Supplies inventories are valued at the lower of average cost and replacement cost, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries, and is also valued at lower of cost or market.

g)

Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such facilities or the useful life of the individual assets ranging from five to twenty years.  Certain mining equipment is depreciated using the units-of-production method based upon estimated total proven and probable reserves. Maintenance and repairs are expensed as incurred.

h)

Operational Mining Properties and Mine Development: Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property including costs to further delineate the ore body (and remove over burden to initially expose the ore body), are capitalized. Such costs are amortized using the units-of-

production method over the estimated life of the ore body based on proven and probable reserves. Significant payments related to the acquisition of the land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company generally makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is variable and is dependant on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until the assets are ready for their intended use. Gains or losses from sales or retirements of assets are included in other income or expense. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to increase production or extend the life of the mine are capitalized.

i)

Asset Impairment: Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment, non-producing property, and any deferred costs such as deferred stripping. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include estimates of proven, probable, and a portion of resource recoverable ounces, gold and silver prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

j)

Reclamation and Remediation Costs: Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.

The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup, and inflation adjustments to determine the total obligation.  The sum of all these costs is discounted, using the credit adjusted risk-free interest rate from the time the Company expects to pay the retirement obligation to the time the Company incurs the obligation. The measurement objective is to determine the amount a third party would demand to assume the asset retirement obligation.

Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost to the related long-lived asset. The Company amortizes this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upward revisions in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

k)

Foreign Currency Translation:  The Company’s functional currency is the US dollar.  The accounts of subsidiaries, not reporting in US dollars, and which are integrated operations, are translated into US dollars using the temporal method.  Under this method, substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the date of the transaction or at end of each period. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income/ (loss).

l)

Stock-based Compensation Plans:  The Company provides share grants or options to buy common shares of the Company to directors, officers, employees and service providers.  The board of directors grants such options for periods of up to ten years, vesting period of up to four years  and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.

The Company applies the fair-value method of accounting in accordance with recommendation of CICA Handbook Section (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model, where appropriate.

m)

Income Taxes: The Company computes income taxes in accordance with CICA Handbook Section (“CICA 3465”), “Income Taxes”, that requires an asset and liability approach which results in the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards, using enacted or substantially enacted, as applicable, tax rates in effect in the years in which the differences are expected to reverse.

n)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

o)

Earnings (loss) per share: Basic earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the period.

The diluted earnings/(loss) per share calculations are based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

For convertible securities that may be settled in cash or shares at the holder’s option the more dilutive of cash settlement and share settlement is used in computing diluted earnings/(loss) per share. For settlements in common shares, the if-converted method is used, which requires that returns on senior convertible equity instruments and income charges applicable to convertible financial liabilities be added back to net earnings/(loss), and the net earnings/(loss) is also adjusted for any non-discretionary changes that would arise from the beginning of the period (or at the time of issuance, if later).

Potentially dilutive securities totaling 5,609,333 for the six months ended June 30, 2005 (1,544,916 and 4,064,417 shares arising from outstanding stock options and share purchase warrants, respectively) and 5,666252 shares for the six months ended June 30, 2004 have been excluded from the calculation, as their effect would have been anti-dilutive.

Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.

3.

Mineral property, plant and equipment

Mineral property, plant and equipment consist of:

	June 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Mineral Properties
Plant & equipment
Morococha mine, Peru	$27,947	$(4,279)	$23,668	$18,217	$(2,099)	$16,118
La Colorada mine, Mexico	58,926	(7,919)	51,007	54,848	(5,261)	49,587
Huaron mine, Peru	56,752	(17,830)	38,922	53,628	(16,039)	37,589
Quiruvilca mine, Peru	16,675	(14,511)	2,164	25,601	(24,616)	985
Other	954	(483)	470	904	(536)	368

TOTAL	$161,253	$(45,022)	$116,231	$153,198	$(48,551)	$104,647

On July 1, 2004, the Company acquired control and ownership of the assets and liabilities of the Morococha mine.  A summary of the terms and the fair values of the assets and liabilities acquired and consideration paid was included in the December 31, 2004 annual consolidated financial statements of the Company.

4.

Investment and non-producing properties

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are deferred.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

The carrying values of these properties are as follows:

	June 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Exploration and
Development
Morococha exploration, Peru	$34,704	$-	$34,704	$40,472	$-	$40,472
Manantial Espejo, Argentina	3,176	-	3,176	2,012	-	2,012
Alamo Dorado, Mexico	93,689	(45)	93,644	81,692	-	81,692
Other	1,866	-	1,866	1,687	-	1,687

TOTAL	$133,435	$(45)	$133,390	$125,863	$-	$125,863

5.

Share Capital

a)

Authorized and issued share capital

The details of the common shares issued and outstanding are as follows:

	Shares Issued	Amount
Balance at December 31, 2004	66,835,378	$380,751
Shares issued on exercise of stock options	120,325	1,190
Shares issued on exercise of warrants	1,181	11
Issued as compensation	30,240	420
Assigned value of exercised options	-	7
Balance at June 30, 2005	66,987,124	$382,199

b)

Share Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers.  The plan provides for the issuance of incentive stock options to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis.  The exercise price of each option shall be the weighted average trading price of the Company’s stock on the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provides determined by the Company.

The following table summarizes information concerning stock options outstanding as at June 30, 2005:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Year of Expiry	Number Outstanding as at June 30, 2005	Weighted Average Remaining Contractual Life (months)	Number Exercisable as at June 30, 2005	Weighted Average Exercise Price
$4.08	2006	88,000	10.63	88,000	$4.08
$7.88 – 8.24	2007	328,500	28.36	276,500	$8.17
$7.26 – 11.77	2008	457,308	35.88	67,308	$8.18
$7.51 – 15.65	2009	472,441	45.59	221,108	$15.24
$4.08	2010	217,000	65.43	217,000	$4.08
		1,563,249	37.18	869,916	$7.90

During the six month period ended June 30, 2005, the Company recognized $581 of stock compensation expense.

c)

Share purchase warrants

As of June 30, 2005 the Company had agreed to issue 255,781 warrants to the International Finance Corporation to terminate future royalty payments at La Colorada.  The Company has recorded the liability for these warrants in current payables until the warrants are issued.  The warrants have a fair value of $2.1 million and allow the holder to purchase 255,781 common shares of the company at $16.91 for a period of 5 years after the issue date.

As at June 30, 2005 there were warrants outstanding that allow the holders to purchase 3,808,636 common shares of the Company at Cdn$12.00 per share, which expire on February 20, 2008.

In the period, 1,181 common shares were issued for proceeds of $11,000 in connection with the exercise of outstanding warrants.

6.

Changes in Non-Cash Working Capital Items

The following table summarizes the changes in non-cash items:

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Accounts receivable and prepaid expenses	$3,711	193	$5,821	$(1,727)
Inventories	(3,126)	2,850	(731)	1,015
Prepaids	(1,017)	(929)	(900)	(1,031)
Accounts Payable and accrued liabilities	(2,784)	(5,376)	(4,746)	(5,204)
Advances for metal shipments	-	1,244	-	1,906
Severance, indemnities and commitments	1,333	496	498	698
Provision for future income taxes	(255)	-	(305)	-
	$(2,138)	$(1,522)	$(363)	$(4,343)

7.

Segmented information

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

Segmented disclosures and enterprise-wide information are as follows:

	For the three months ended June 30, 2005
	Mining & Development		Investment and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$4,405	$21,726	$-	$(2,227)	$23,905
Investment and other income	$-	$(264)	$19	$543	$298
Interest and financing expenses	$-	$-	$-	$-	$-
Exploration	$-	$-	$(677)	$(2,083)	$(2,760)
Depreciation and amortization	$(691)	$(1,719)	$-	$(7)	$(2,415)
Net income (loss) for the period	$808	$2,824	$(704)	$(2,904)	$24
Property, plant and equipment Capital expenditures	$878	$5,711	$7,441	$-	$14,090
Segment assets	$57,773	$135,760	$102,015	$71,467	$367,015

	For the three months ended June 30, 2004
	Mining & Development		Investment and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$2,404	$19,353	$-	$(807)	$20,950
Investment and other income	$2	$3,566	$210	$22	$3,800
Interest and financing expenses	$(117)	$(76)	$-	$(96)	$(289)
Exploration	$(7)	$-	$(1,130)	$-	$(1,137)
Depreciation and amortization	$(680)	$(1,317)	$-	$(11)	$(2,008)
Net income (loss) for the period	$(1,317)	$7,861	$546	$(5,803)	$1,287
Property, plant and equipment Capital expenditures	$1,017	$1,330	$-	$636	$2,983
Segment assets	$50,516	$64,172	$89,484	$111,444	$315,616

	For the six months ended June 30, 2005
	Mining & Development		Investment and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$9,383	$45,834	$-	$(3,458)	$51,759
Investment and other income	$4	$(214)	$(21)	$785	$554
Interest and financing expenses	$-	$-	$-	$-	$-
Exploration	$(2)	$-	$(2,130)	$(272)	$(2,402)
Depreciation and amortization	$(1,950)	$(3,670)	$-	$(13)	$(5,633)
Net income (loss) for the period	$(149)	$5,636	$(2,147)	$(6,204)	$(2,864)
Property, plant and equipment Capital expenditures	$2,564	$8,116	$13,386	$27	$24,093
Segment assets	$57,773	$135,760	$102,015	$71,467	$367,015

	For the six months ended June 30, 2004
	Mining & Development		Investment and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$6,010	$30,091	$-	$-	$36,101
Investment and other income	$1,814	$1,630	$226	$466	$4,136
Interest and financing expenses	$(229)	$(345)	$-	$(1,494)	$(2,068)
Exploration	$(13)	$-	$(1,652)	$-	$(1,665)
Depreciation and amortization	$(1,620)	$(2,512)	$-	$(21)	$(4,153)
Net income (loss) for the period	$(1,393)	$5,625	$(1,448)	$(1,863)	$921
Property, plant and equipment Capital expenditures	$2,279	$3,620	$475	$188	$6,562
Segment assets	$50,516	$64,172	$89,484	$111,444	$315,616

Second Quarter 2005 Management’s Discussion and Analysis

July 27th, 2005

Management’s discussion and analysis (“MD&A”) focuses on significant factors that affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  The MD&A should be read in conjunction with the unaudited consolidated financial statements for the three months ended June 30, 2005 and 2004 and the related notes contained herein.

The significant accounting policies are outlined within Note 2 to the Consolidated Financial Statements of the Company for the year ended December 31, 2004. These accounting policies have been applied consistently for the six months ended June 30, 2005.

Results of Operations

For the three months ended June 30, 2005 the Company’s net income was $0.02 million (earnings per share of $0.004) compared to net income of $1.3 million (loss of $0.12 per share, after adjusting for the accretion to the 5.25 per cent convertible unsecured senior subordinated debentures (the “Debentures”)) for the corresponding period in 2004.  The Company had a net loss of $ 2.9 million for the six-month period ended June 30, 2005 compared to net income of $0.9 million for the corresponding period in 2004. During the second quarter of 2004, the Company recorded a $3.58 million gain on the sale of surplus land at the Quiruvilca mine, offset by a charge of $1.31 million relating to the early conversion of the Debentures.

Revenue from metal sales for the second quarter of 2005 was $23.9 million, a 14 per cent increase from the corresponding period in 2004.  The Morococha mine, which was acquired with effect from July 1, 2004 generated revenue of $8.8 million in the second quarter of 2005 and was the main reason for the increase in revenue from a year ago.  Revenue in the second quarter also benefited from higher realized metal prices than the previous year, offset partially by lower concentrate shipments from the Huaron and Quiruvilca operations as compared to the year-earlier period.  The growth in revenue was further reduced by base metal hedging settlements in the second quarter of 2005 totaling $1.4 million (2004 – loss of $0.8 million), and by the recently introduced Peruvian mining royalties of $0.3 million (2004 - $nil).

Operating costs for the three months ended June 30, 2005 were $18.4 million, a $1.9 million increase from the operating costs recorded in the same period of 2004. For the six-month period ended June 30, 2005, operating costs increased by $13.1 million over the operating costs for the comparable period of 2004. The Morococha mine incurred operating costs of $5.1 million and $10.9 million in the three-months and six-months ended June 30, 2005 respectively and was the main reason for the increase in operating costs from a year ago. Peruvian workers participation and a third party’s one-third participation in the Pyrite Stockpile operation, which totaled $0.4 million during the second quarter (2004 - $nil) and $0.9 million in the first half of 2005 (2004 - $nil) also increased operating costs from last year.  In addition, the Company has experienced the industry-wide escalations in major cost items, such as energy, freight and labour costs over the last year.

The Company generated mine operating earnings of $3.1 million in the second quarter of 2005 (2004 - $2.4 million).  Mine operating earnings are equal to revenue less operating costs and depreciation and amortization expenses.   As reflected in the following table, the second quarter of 2005 represents the ninth consecutive quarter that the Company has generated mine operating earnings.  The table below sets out select quarterly results for the past ten quarters, which are stated in thousands of US dollars, except per share amounts.

Year	Quarter (unaudited)	Revenue	Mine operating earnings/(loss)(1)	Net income/(loss) for the period	Net income (loss) per share
2005	June 30	$23,905	$3,073	$24	$0.00
	March 31	$27,081	$1,483	$(2,891)	$(0.05)
2004	Dec. 31	$29,386	$2,766	$15,692	$0.23
	Sept. 30	$27,409	$5,850	$3,289	$0.05
	June 30	$20,950	$2,411	$1,287	$(0.12)(2)
	March 31	$15,151	$1,838	$(366)	$(0.05)(2)
2003	Dec.31	$12,857	$81	$(4,858)	$(0.15)(2)
	Sept. 30	$11,890	$1,258	$(390)	$(0.01)(2)
	June 30	$12,553	$758	$(442)	$(0.01)
	March 31	$7,822	$(78)	$(1,104)	$(0.02)

(1)

Mine operating earnings/(loss) are equal to revenues less operating costs and depreciation and amortization

(2)

Includes charges associated with early conversion and accretion of the Debentures

Depreciation and amortization charges for the second quarter of 2005 increased to $2.4 million from $2.0 million the year before.  The principal reason for this increase was the depreciation charges related to the Morococha mine.

General and administration (“G & A”) costs for the three-month period ended June 30, 2005, including stock-based compensation, were $1.8 million, down from $1.9 million recorded in the comparable quarter in 2004.

Exploration expenses for the quarter were $0.9 million, mostly expended on feasibility activity at the Company’s 50 per cent owned Manantial Espejo property in Argentina.  Exploration expenses for the comparable quarter of 2004 were $1.1 million, which included due diligence costs of $0.5 million spent on a business development opportunity.

Reclamation expense of $0.9 million in the second quarter of 2005 (2004 - $0.6 million) related to the accretion of the liability that the Company previously recognized on all its mining operations by adopting CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations” as at December 31, 2003.    The Company’s expectations for future site restoration costs at its mines did not change during the quarter.

Interest expenses have been reduced for the three and six-month periods ended on June 30, 2005 as a result of the Company successfully inducing the early conversion of 99 per cent of the Debentures and prepaying all bank debt in the second quarter of 2004.  Interest expenses of $0.1 million were incurred in the second quarter of 2005 compared to $0.3 million during the same period in 2004.

Interest and other income for the second quarter of $0.9 million primarily represented net income received from cash balances the Company maintained during the quarter. In the second quarter of 2004, the Company recorded $0.5 million of interest and other income.

The Company incurred an income tax expense of $0.7 million and increased operating costs relating to government mandated worker’s participation in annual mining profits of $0.3 million during the second quarter of 2005 (2004 - $nil). These expenses were a result of the Company generating taxable earnings at its Huaron and Morococha mines in Peru.

Metal Production

Pan American produced 3,088,667 ounces of silver in the second quarter of 2005, a 24 per cent increase from the corresponding period in 2004.  In the first half of 2005, silver production has increased by 25 per cent as compared to 2004 production. This increase was achieved through the acquisition of Morococha , which produced 691,612 ounces at a cash cost of $2.78 per payable ounce in the second quarter, while production from the Company’s other operations in total remained similar to production levels achieved a year ago.  As shown in the following table, zinc and copper production were also significantly higher than last year’s production due to the addition of Morococha.  Lead production is trailing last year’s production levels by 9 per cent over the first half of the year due to lower lead grades at both Huaron and Quiruvilca.

	Three month ended			Six months ended
	June 30			June 30
	2005	2004	% Change	2005	2004	% Change
Silver metal - ounces	3,088,667	2,495,798	24	6,084,369	4,884,636	25
Zinc metal - tonnes	9,246	7,349	26	18,117	14,522	25
Lead metal - tonnes	3,703	4,198	-12	7,378	8,089	-9
Copper metal - tonnes	1,051	656	60	1,978	1,270	56

The La Colorada mine production continued its improving trend during the second quarter with record silver production of 743,397 ounces at cash costs of $5.39 per payable ounce. For the first half of 2005, La Colorada has achieved a production increase of 57 per cent compared to the first half of 2004 by processing only 9 per cent more tonnes of ore, but at much higher grades and recoveries.

In the second quarter of 2005 the Quiruvilca mine encountered lower grades than a year ago, resulting in silver production of 580,999 ounces, which was 6 per cent lower than the comparable period in 2004.  However, silver production did increase 3 per cent over production in the first quarter of 2005. Cash costs per ounce of payable silver for the first half of 2005 at Quiruvilca were $4.34.  Management expects that production levels at Quiruvilca will steadily improve during the second half of the year, with the installation in July of a conveyor system to transport both ore and waste from the key 340 level of the mine.

The Huaron mine experienced grades and recoveries which did not meet expectations during the second quarter of 2005.   For the three-months ended June 30, 2005, Huaron produced 922,643 ounces of silver, which was 16 per cent behind silver production achieved in the second quarter of 2004; however it was a 4 per cent improvement over production in the first quarter of 2005.  Cash costs per payable ounce for the first half of

2005 were $4.99, a 27 per cent increase over last year’s costs per payable ounce.  Contributing approximately $0.79 to the increase in costs per ounce for the second quarter of 2005 compared to the second quarter of 2004 was lower base metal production, which resulted in a reduction in the by-product credit.  Zinc recoveries have declined due to a change in the ore type in the areas currently being mined.  An intensive metallurgical test program has been initiated in an effort to return zinc recoveries to historical levels.  In addition, management is confident that a combination of operating and capital initiatives implemented in the first half of the year will allow Huaron to steadily increase mining and processing rates over the remainder of 2005.

The Company’s Pyrite Stockpile operation produced 150,016 ounces of silver during the quarter at a cash cost of $1.63 per payable ounce. Production from the Stockpiles for the first six months of 2005 was 35 per cent lower than the production in the comparable period of 2004. The production rates from the Stockpile operation are entirely dependent on the demand for this ore from the purchaser, Doe Run Peru, and as a consequence are not controlled by management.  Costs per payable ounce are higher than last year due to the fact that Volcan Minera S.A. became entitled to a one-third participation in the Stockpile operation in December 2004, which is treated as a cost to the operation.

At the San Vicente property in Bolivia, mining of ore recommenced in early July 2005 following six months of negotiations between the Company and Comibol, the Bolivian state owned mining company.  As a consequence of these negotiations, the Company plans to stockpile ore while refurbishing the milling facility at the San Vicente mine over the course of the next six months, instead of processing ore on a toll basis at a nearby facility. The Company had expected to produce approximately 735,000 ounces from San Vicente in 2005 at a total cost of under $2.50 per ounce; however the protracted negotiations and decision to change milling arrangements will make it impossible for the Company to meet this production target. Instead, the Company now expects to be producing from its own mill at a rate of approximately 400 tonnes per day early in 2006, producing approximately 750,000 ounces per year.

With no production expected from San Vicente in 2005 and reduced production rates from the Stockpile operation, the Company now expects consolidated production for 2005 to be approximately 12.5 million ounces, down from 13.5 million ounces originally forecasted. The Company expects consolidated cash costs per payable ounce to decrease slightly in the second half of 2005 and is estimating consolidated cash cost per payable ounce of below $4.50 for 2005.  The lack of production from the low-cost San Vicente mine and reduced production from the low-cost Pyrite Stockpiles are the main reasons for the increase in the estimated consolidated costs for 2005 from the $4.16 per payable ounce that was forecast by management at the start of the year.

Cash and Total Production Costs per Ounce for Payable Silver

Consolidated cash costs per ounce for the three-month period ended June 30, 2005 were $4.48 per payable ounce of silver compared to $4.09 per payable ounce for the corresponding period of 2004.  For the first half of 2005, consolidated cash costs per ounce were $4.50 per payable ounce compared to $3.94 per payable ounce in the first half of 2004.  Industry-wide cost escalations in energy and consumables, Peruvian workers participation and a third party’s one-third participation in the Pyrite Stockpile operation, which totaled $0.4 million during the second quarter (2004 - $nil) and $0.9 million in the first half of 2005 (2004 - $nil) were the primary reasons for the increase in cash costs from last year. In addition, the Company has experienced increases in labour costs as a direct effect of stronger Peruvian and Mexican local currencies relative to the US dollar over the last year.

The Company changed its method for calculating cash and total costs per ounce of silver, with effect from the first quarter of 2005.  In the past, these calculations were based on produced ounces, as set out on page 11 of the Consolidated Financial Statements for the year ended December 31, 2004.  The Company now calculates its cash and total costs per ounce based on the silver ounces for which the Company is paid, therefore eliminating the need to account for the cost of metals lost in smelting and refining.  The second quarter and the first six months of 2004 costs per ounce have been recalculated on the same basis to ensure that the comparables are consistent with this new method.

The non-GAAP measures of cash and total cost per ounce of payable silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our operating costs, as shown in our unaudited Consolidated Statement of Operations for the three and six-month periods ended June 30, 2005.

	Three months ended June 30			Six months ended June 30
	2005		2004	2005	2004
Operating Costs		$18,417	$16,531	$40,797	$27,699
Add/(Subtract)
Smelting, refining, and transportation charges		9,061	5,603	17,734	11,159
By-product credits		(18,219)	(11,277)	(35,616)	(22,678)
Mining royalties		62	32	255	32
Change in inventories		3,352	(2,035)	1,731	294
Other		271	(100)	657	198
Minority interest adjustment		(262)	-	(604)	-
Cash Operating Costs	A	$12,682	$8,754	$24,954	$16,704
Add/(Subtract)
Depreciation and amortization		2,415	2,008	5,633	4,153
Asset retirement and reclamation		412	302	939	603
Change in inventories		1,061	-	1,061	-
Other		95	(53)	80	(48)
Minority interest adjustment		(159)	-	(321)	-
Production Costs	B	$16,504	$11,010	$32,344	$21,412

Payable Ounces of Silver	C	2,831,511	2,142,515	5,549,584	4,243,810
Total Cash Cost per Ounce	(A*1000)/B	$4.48	$4.09	$4.50	$3.94
Total Production Costs per Ounce	(B*1000)/C	$5.83	$5.14	$5.83	$5.05

Liquidity and Capital Resources

At June 30, 2005, cash and cash equivalents plus short-term investments were $78.9 million, a $12.9 million decrease from March 31, 2005.  Investing activities for the three months ended June 30, 2004 generated $4.2 million and consisted primarily of the maturity of short-term investments of $18.5 million, which was partially used to fund expenditures on mineral property, plant and equipment of $14.1 million, mostly at Alamo Dorado.  Cash flow provided by operating activities was $1.3 million for the quarter ended June 30, 2005, after changes in non-cash operating working capital items utilized $2.1 million.  Financing activities in the second quarter offset each other with the exercise of stock options yielding $0.3 million and the repayment of short-term loans utilizing $0.3 million.

Working capital at June 30, 2005 was $96.6 million, a reduction of $9.8 million from March 31, 2005.  The reduction is reflected largely in a $12.9 million decrease in cash and cash equivalents plus short-term investments, a $3.6 million decrease in accounts receivable partially offset by a $1.6 million decrease in current liabilities and increases in inventories and prepaid expenses of $4.2 million and $1.0 million respectively.

Capital resources at June 30, 2005 amounted to shareholders’ equity of $279.4 million.  At June 30, 2005, the Company had 66,987,124 common shares issued and outstanding.

During the second quarter, the Company agreed to issue 255,781 warrants to the International Finance Corporation (“IFC”) in exchange for the termination of past and future obligations relating to production from the La Colorada mine.  Pan American was required to make payments to IFC by May 15th of each year if the average price of silver for the preceding calendar year exceeded $4.75 per ounce.  Such payment was based on the positive difference between the average price per ounce of silver for a year and $4.75.  The Company negotiated the settlement of this obligation at a fair value of $2.1 million, to be settled by the issue of warrants after the quarter end. At 30 June, 2005 the fair value was recorded as a current liability.  Each warrant issued entitles the IFC to purchase one common share of Pan American at a price of US$ 16.91 over a five-year period.

Based on the Company’s financial position at June 30, 2005 and the operating cash flows that are expected over the next twelve months, management believes that the Company’s liquid assets are more than sufficient to fund planned operating and project development and sustaining capital expenditures and discharge liabilities as they come due. Other than as disclosed elsewhere in the unaudited consolidated financial statements for the three months ended June 30, 2005 and 2004 and the related notes, the Company did not have any known material contractual obligation or any off-balance sheet arrangements at the date of this MD&A.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts, all of which are designated hedges for accounting purposes.  At June 30, 2005, the Company had sold forward 16,850 tonnes of zinc at a weighted average price of $1,144 per tonne ($0.519 per pound). These forward sales commitments represent approximately 45 per cent of the Company’s forecast zinc production until March 2006.  At June 30, 2005, the cash offered prices for zinc was $1,223 per tonne. The negative mark to market value at June 30, 2005 was $1.4 million.

At the end of the second quarter of 2005, the Company had fixed the price of 650,000 ounces of silver produced during the second quarter and contained in concentrates, which are due to be priced in July and August of 2005 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $7.19 per ounce while the spot price of silver was $7.10 per ounce on June 30, 2005.

In anticipation of capital expenditures in Mexican pesos (“MXN”) relating to the construction of Alamo Dorado, the Company has purchased MXN 237 million settling between September 2005 and May 2006 to match anticipated spending at an average MXN/US$ exchange rate of 11.28. These forward contracts have been designated as hedges for accounting purposes.  At June 30, 2005, the spot exchange rate for MXN/US$ was 10.73 and the positive mark to market value of the Company’s position was $0.5 million.

Exploration and Development Activities

Following the positive construction decision in late February 2005, the Company has begun development at its Alamo Dorado project in Mexico and is confident that production will commence on schedule in late 2006.  All critical lead time equipment has been secured and key members of the operations management team have been hired. The final water permit has been received for the project and an engineering, procurement and construction management (“EPCM”) agreement was signed with engineering firm M3.  M3’s engineering and design work, which began in March was approximately 40% complete at June 30, 2005.  Construction activities have commenced at the site, including clearing work, the erection of a truck maintenance and warehouse facility, the pioneering of the main mine haulage road and the installation of temporary power lines. The Company spent $5.6 million on equipment and construction related activities for the quarter ended June 30, 2005.  Over the remainder of the year, the Company anticipates spending an additional $33.5 million on the construction of Alamo Dorado, which will be funded out of the Company’s treasury.  The total capital costs for the project are still expected to be approximately $77 million, including working capital and a contingency allowance.

The Company progressed the feasibility study for the 50 per cent owned Manantial Espejo project in Argentina during the quarter.  Pan American’s share of the feasibility costs in the first and second quarters of 2005 were $1.2 million and $0.8 million respectively, which was expensed as incurred.  Over the course of the next few months, the Company will develop and submit an environmental impact study to the Argentinean authorities along with proposals for the development of local infrastructure, supply of energy and tax incentive programs. The results of this work, together with ongoing metallurgical and geological interpretation will culminate in a completed feasibility study for the project by late 2005 at which time a construction decision will be taken. Pan American’s share of costs to complete the feasibility study is expected to be approximately an additional $0.4 million.